SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                 Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 2, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TAIWAN SECURES NEW CREDIT LINES

Hsinchu, Taiwan, July 2, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (TSE: 8150), has secured two new credit lines (collectively, the “Credit Facility”) from a syndicate of eleven Taiwan banks. The first credit line is a NT$6.0 billion (approximately US$197 million), five-year, floating rate, secured, non-revolving credit line. The second is a NT$4.0 billion (approximately US$131 million) unsecured, floating rate, revolving credit line. ChipMOS Taiwan expects to use the proceeds from the Credit Facility to refinance its existing bank debt and for general corporate purposes.

Bank of Taiwan acted as sole lead manager of the syndicate, which included Taiwan Cooperative Bank, Land Bank of Taiwan, Yuanta Bank, Taishin International Bank, Hua Nan Commercial Bank, First Commercial Bank, TC Bank, Chang Hwa Bank, Bank of Panhsin, and Shin Kong Bank. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, and representatives from the bank syndicate were present at the signing ceremony held in head offices of Bank of Taiwan in Taipei, Taiwan.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We appreciate the continued support of our bank syndicate. The new Credit Facility allows ChipMOS Taiwan to refinance its existing debt obligations on more favorable financial terms, while maintaining financial flexibility in support of general corporate purposes. The Company’s strong financial health, differentiated market position and continued growth opportunities were all strong factors that combined to bring us this latest opportunity.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, China, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.